Filed Pursuant to Rule 424(b)(1)
SEC Registration No. 333-108816

Prospectus

Stratasys, Inc.

1,150,000 Shares of Common Stock

        Mainfield Enterprises, Inc., Smithfield Fiduciary LLC, and Cranshire Capital, L.P. are offering up to 1,150,000 shares of common stock, $.01 par value. The selling securityholders own directly 1,000,000 shares of the common stock offered under this prospectus and have the right to acquire the remaining 150,000 shares of common stock upon the exercise of outstanding warrants.

        The selling securityholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so. The price at which the selling securityholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions. We will not sell any of the shares covered by this prospectus, and we will not receive any proceeds from the selling securityholders’ sale of any such shares. However, we will receive the proceeds from the exercise of the warrants, unless a selling securityholder elects cashless exercise.

        Our common stock is quoted on The Nasdaq National Market under the symbol “SSYS” and on The Pacific Exchange under the symbol “SAS.” On December 4, 2003, the closing sale price of one share of our common stock was $45.14 on The Nasdaq National Market and $45.13 on The Pacific Exchange.

_________________

        Investing in our common stock is a speculative investment and involves a high degree of risk. You should read the description of certain risks under the caption “Risk Factors” commencing on page 2 of this prospectus before purchasing our common stock.

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        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this Prospectus is December 5, 2003

TABLE OF CONTENTS

Page
Information About Stratasys	1

Risk Factors

We may not be able to introduce new RP products and 3-D printing systems and materials acceptable to the market or to improve the technology and
software used in our current products	2

If we are unable to develop the 3-D printing market or if that market does
not continue to accept our products, our revenues may stagnate or decline	2

If we are unable to maintain the selling price of our products, our revenues
and profitability could decline	2

If we are unable to maintain revenues and gross margins from our existing
products, our profitability will be adversely affected	2

If we are unable to control our operating expenses, our profitability will be
adversely affected	2

If we cannot expand our manufacturing capabilities to meet the expected demand generated by new products, such as DimensionTM , and consumables
then we may not be able to maintain our customer base	2

Rapid expansion of our manufacturing capacity and facilities could adversely
affect the quality and reliability of our products	3

Changes in the demand for our products or our introduction of enhanced or new products could result in substantial charges against our earnings for
inventory obsolescence or excess	3

If any of the sole suppliers of certain components of our RP systems were to fail or refuse to supply us with such components, we would have to obtain them from alternative sources, which could impair our ability
to timely deliver our products	3

Impairment of our intangible assets could have a material adverse effect on
our operating results	3

Our agreement to distribute Objet's Eden333 RP system in North America could give rise to unanticipated costs and liabilities that would adversely
affect our operating results or our reputation or both	3

Since we derive between 40% and 60% of our revenues from sales outside of the United States, changes in foreign markets could adversely
affect our financial results	4

Our operating results and financial condition may fluctuate	4

Default in payment by one or more customers or distributors that have large account receivable balances could adversely impact our results of
operations and financial condition	5

If we are unable to retain key operating personnel, our development of
new products will be delayed and our personnel costs will increase	5

Our common stock price has been and may continue to be highly volatile	5

Because we may not continue to qualify for listing on the Nasdaq quotation
System, the value of your investment in Stratasys may substantially decrease	6

Forward-Looking Statements	6

Use of Proceeds	7

Selling Securityholders	7

Plan of Distribution	9

Legal Matters	10

Experts	10

Incorporation of Certain Information by Reference	10

Available Information	11

Information About Stratasys

        We are a leader in the office prototyping market, which is referred to as rapid prototyping (“RP”) or 3-D printing. We develop, manufacture and market a family of rapid prototyping devices and 3-D printers that use our proprietary Fused Deposition Modeling technology. We also recently became the exclusive North American distributor of an RP system manufactured by Objet Geometries Ltd. that uses its PolyJet jetting technology. These RP systems and 3-D printers enable engineers and designers to create physical models, tooling and prototypes out of plastic and other materials directly from a computer-aided design (“CAD”) workstation. In many industries, the models and prototypes required in product development are produced laboriously by hand-sculpting or machining, a traditional process that can take days or weeks. Our computerized RP systems and 3-D printers make models and prototypes directly from a des igner’s three-dimensional CAD in a matter of hours.

        We believe that the RP systems and 3-D printers that we sell are the only rapid prototyping systems commercially available that can produce parts made of high-performance engineering thermoplastics without relying on lasers. This affords our products a number of significant advantages over other commercially available three-dimensional rapid prototyping technologies, which rely primarily on lasers to create models. Such benefits include:

  the ability to use the device in an office environment due to the absence of hazardous emissions;

  little or no post-processing;

  ease of use;

  the need for relatively little set up of the system for a particular project;

  the availability of a variety of production-grade plastic modeling materials; and

  no need for costly replacement lasers and laser parts.

Our systems can also run virtually unattended, producing models while designers perform other tasks.

        The process involved in the development of a three-dimensional model using our FDM systems begins with the creation of a 3-D geometric model on a CAD workstation. The model is then imported into our proprietary software program, which mathematically slices the CAD model into horizontal layers that are downloaded into the system. A spool of thin thermoplastic modeling material feeds into a moving FDM extruding head, which heats the material to a semi-liquid state. This semi-liquid material is extruded and deposited, one layer at a time, on a base in a thermally-controlled modeling chamber. As the material is directed into place by the computer-controlled head, layer upon layer, the material solidifies, creating a precise and strong laminated model.

        The process involved in the development of models using Objet’s PolyJet process is similar to ours. After Objet’s proprietary software imports the CAD file into its system, eight heads jet a proprietary photopolymer in super fine layers down to 16 microns (0.0006 inches) for model building, and a second, gel-like photopolymer material for any necessary support structures.

        We were incorporated in Delaware on August 8, 1989. Our executive offices are located at 14950 Martin Drive, Eden Prairie, Minnesota 55344-2020, and our telephone number is (952) 937-3000. Our website is www.stratasys.com. The information on our website does not constitute part of this prospectus.

Risk Factors

Before you buy our common stock, you should be aware of the risks of investment, including those described below. You should carefully consider these risk factors together with all of the other information included in this prospectus, including the information provided in the documents that we incorporate by reference.

We may not be able to introduce new RP products and 3-D printing systems and materials acceptable to the market or to improve the technology and software used in our current products.

        Our ability to compete in the RP market depends, in large part, on our success in enhancing our existing product lines and in developing new products. Even if we successfully enhance existing products or create new products or systems, it is likely that new products and technologies that we develop will eventually supplant our enhanced products or our competitors will create products that will replace ours. Our industry is subject to rapid and substantial technological change. We may not successfully enhance existing products or develop new products, and any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

If we are unable to develop the 3-D printing market or if that market does not continue to accept our products, our revenues may stagnate or decline.

        In recent quarters, we have derived a substantial portion of our revenue from the sale of 3-D printers. If the market for 3-D printers does not develop or is not as large as we anticipate or if competitors introduce products that compete successfully against ours, we may not be able to sustain the sales of those products. If that happens, our revenues may not increase and could decline.

If we are unable to maintain the selling prices of our products, our revenues and profitability could decline.

        We are subject to intense competition both from other manufacturers of RP systems as well as traditional methods of making prototypes. If our competitors introduce new products or other methods of making prototypes at a lower cost, we could be forced to reduce the prices for our products, which would in turn reduce our gross margins. Without an attendant increase in the number of products sold or a reduction in overhead, a reduction in selling prices would adversely affect our results of operations.

If we are unable to maintain revenues and gross margins from our existing products, our profitability will be adversely affected.

        Our engineering and selling, general and administrative expenses generally do not vary substantially in relation to our sales. Accordingly, if our revenues increase and we are able to maintain our gross margins, our operating profits generally will increase faster as a percentage of revenues than the percentage increase in revenues. Conversely, if our revenues or gross margins decline, our operating profits generally will decline faster than the decline in revenues or gross margins. Therefore, declines in our revenues may lead to disproportionate reductions in our operating profits.

If we are unable to control our operating expenses, our profitability will be adversely affected.

        We have incurred significant operating expenses in the past. The rapidly changing market for RP systems requires us to make substantial expenditures for product enhancement and new product development. In order to successfully compete, we need to continue to incur research and new product development expenses. We may also have to increase our sales and marketing expenses to promote new products and improvements to our existing products. If we are required to increase our expenses without an attendant increase in revenues, we may not be profitable.

If we cannot expand our manufacturing capabilities to meet the expected demand generated by new products, such as DimensionTM, and consumables then we may not be able to maintain our customer base.

        Demand for our Dimension 3-D printer has been unexpectedly strong and has accounted for a significant portion of our recent revenues and profits. If we are unable to timely satisfy customer orders for this product (or for other new or improved products that we may introduce), our customers may purchase systems from our competitors, which could have an adverse effect on our financial results.

Rapid expansion of our manufacturing capacity and facilities could adversely affect the quality and reliability of our products.

        As demand for our products increases, we attempt to expand our manufacturing capabilities to satisfy our customers’ needs. However, using inexperienced employees and new manufacturing methods could result in reduced reliability and quality of our products. This, in turn, could result in increased warranty and service costs as well as product returns, all of which would adversely affect our profitability.

Changes in the demand for our products or our introduction of enhanced or new products could result in substantial charges against our earnings for inventory obsolescence or excess.

        To satisfy our warranty, maintenance and service obligations, we maintain a significant parts inventory. Our or our competitors’ introduction of new or enhanced products could reduce demand for our existing products or make our existing installed base of products obsolete. To the extent that we are unable to use our inventory of existing parts or systems, we would have to take a charge against our earnings for obsolete or slow moving inventory. Such charges would adversely affect our financial results.

If any of the sole suppliers of certain components of our RP systems were to fail or refuse to supply us with such components, we would have to obtain them from alternative sources, which could impair our ability to timely deliver our products.

        We obtain a number of the components used in our systems from sole vendors. Some of those components are made specially for us. If any vendor were unable or refused to provide us with the component that it supplies, we would have to obtain the component from another source or reengineer the product using an alternate component. This could have the effect of delaying delivery of our products, increasing their costs, and reducing their quality and reliability, any of which would adversely affect our financial results.

Impairment of our intangible assets could have a material adverse effect on our operating results.

        As of June 30, 2003, the net book value of our intangible assets exceeded $2.7 million. Accounting rules require us to take a charge against our earnings to the extent that any of these intangible assets are impaired. Accordingly, invalidation of our patents, trademarks or other intellectual property or the impairment of other intangible assets due to litigation, obsolescence, competitive factors or other reasons could result in a material charge against our earnings and have a material adverse effect on our results of operations.

Our agreement to distribute Objet’s Eden333 RP system in North America could give rise to unanticipated costs and liabilities that would adversely affect our operating results or our reputation or both.

        We have never acted as a distributor of products manufactured by another company and, therefore, do not have any experience in marketing, selling and maintaining products other than those we have manufactured. The occurrence of any of the following events could adversely affect our operating results or our reputation or both.

  Failure of the Eden333 to satisfy our customers' quality and reliability requirements could result in warranty and service costs exceeding budgeted amounts and could ultimately result in the return of the systems.

  Sales of the Eden333 RP system to our customers may result in fewer sales of our own RP systems to those customers, which would adversely affect our profitability.

  Objet's failure to timely deliver systems that we have ordered would adversely affect our ability to sell additional systems in the future.

  We may be unable to sell all of the Eden333 RP systems that we have agreed to purchase under the terms of the distributor agreement.

  Competitors could assert claims against us based on infringement of their intellectual property rights by the Eden333 RP system.

  Objet's failure to successfully enforce its intellectual property rights against competitors could result in the sale by others of RP systems that use the same technology as and are directly competitive with the Eden333 RP system.

  If we are successful in distributing the Eden333 system and other Objet products, but the distributor agreement is terminated or expires, Objet may emerge as a stronger competitor of ours than they now are.

Since we derive between 40% and 60% of our revenues from sales outside of the United States, changes in foreign markets could adversely affect our financial results.

        Any of the following factors could adversely affect our sales to and revenues from customers located outside of the United States:

  Relative strength of the US dollar against foreign currencies would make our products more expensive and would reduce our profit margins on sales to foreign customers.

  If we are unable to protect our intellectual property in foreign countries, competitors could use it to compete against us, adversely affecting our sales and profits.

  Political or economic instability in regions where we sell our products could reduce or eliminate sales to customers located in those regions.

  Seasonal fluctuations in business activity in certain countries could result in significant fluctuations in sales from quarter to quarter.

  Changes in export controls and tariffs could make it more difficult for us to sell our products outside of the United States.

Our operating results and financial condition may fluctuate.

        Our operating results and financial condition may fluctuate from quarter to quarter and year to year depending upon the relative timing of events or uncertainties that may arise. The following events or occurrences, among others, could cause fluctuations in our financial performance from period to period:

  changes in the amount that we spend to develop, acquire or license new products, consumables, technologies or businesses;

  changes in the amount we spend to promote our products;

  changes in the cost of satisfying our warranty obligations and servicing systems that we have sold;

  delays between our expenditures to develop and market new or enhanced products and consumables and the generation of revenues from those products;

  development of new competitive products by others;

  the mix of products that we sell during any period;

  the geographic distribution of our sales;

  our responses to price competition;

  market acceptance of our products;

  general economic and industry conditions, including changes in interest rates affecting returns on cash balances and investments, that affect customer demand; and

  our level of research and development activities.

Default in payment by one or more customers or distributors that have large account receivable balances could adversely impact our results of operations and financial condition.

        Certain customers and international distributors carry high account receivable balances, some of which exceed our normal payment terms. Default by one or more of these customers or distributors would result in a significant charge against our earnings and adversely affect our results of operations and financial condition.

If we are unable to retain key operating personnel, our development of new products will be delayed and our personnel costs will increase.

        We are dependent on key employees in our operating departments, such as engineers and computer programmers, to enhance existing products and develop new products. Our inability to retain key engineers and other employees could have the effect of delaying our development and introduction of new products, which would adversely affect our revenues.

Our common stock price has been and may continue to be highly volatile.

        In the preceding 12 months, our common stock has traded at prices ranging between $8.20 and $58.10. Investors may have difficulty selling our common stock following periods of volatility, because of the market’s adverse reaction to such volatility. Factors that we believe have caused or may cause this volatility include, among other things:

  actual or anticipated variations in quarterly operating results;

  our announcements of the issuance of patents or other technological innovations;

  our announcements of new products;

  our competitors' announcements of new products;

  changes in financial estimates by securities analysts;

  the employment and termination of key personnel; and

  sales of our common stock or other securities.

        Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.

Because we may not continue to qualify for listing on the Nasdaq quotation system, the value of your investment in Stratasys may substantially decrease.

        We may be unable to meet the requirements of the Nasdaq National Market System in the future. To maintain our listing on the Nasdaq National Market, we are required, among other things, to either maintain stockholders’ equity of at least $10 million or a market value of at least $50 million, as well as to maintain a bid price of at least $1.00 per share of common stock. If we are unable to meet these requirements, we may be delisted from the National Market System. If delisted from the Nasdaq National Market, we may apply for listing on the Nasdaq SmallCap Market. The Nasdaq SmallCap Market, however, also has listing requirements, which we may fail to meet for initial listing or with which we may fail to maintain compliance. Delisting from the National Market System could adversely affect the trading price of our common stock, and delisting from the Nasdaq SmallCap Market would significantly limit the liquidity of our common stock and would adversely affect its trading price.

Forward-Looking Statements

        Some of the information in this prospectus and the documents we incorporate by reference may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “intend,” “anticipate,” “estimate,” “continue” or similar words. They discuss future expectations, estimate the happening of future events, anticipate our future financial condition or state other “forward-looking” information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the documents that we incorporate by reference. The risk factors provided in this prospectus and other factors noted throughout this prospectus and the documents that we incorporate by reference, including certain risks an d uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

Use of Proceeds

        We will not receive any proceeds from the sale of the shares offered by this prospectus by the selling securityholders. The selling securityholders will receive all of the proceeds from the sale of the shares.

        However, we will receive all proceeds from the exercise of the warrants by the selling securityholders unless they are exercised on a cashless basis, but we will not receive any proceeds from the sale of shares issued upon the exercise of the warrants. We currently expect to use the proceeds from the exercise of the warrants, if any, for working capital and other general corporate purposes.

Selling Securityholders

        In August 2003, we completed two private placements of shares of our common stock and warrants to purchase shares of our common stock to a total of three institutional investors, which are also the selling securityholders named below, for gross proceeds of $31,234,000. Pursuant to such private placements, we issued:

(i)

700,000 shares of common stock at a price of $29.50 per share and warrants to purchase up to an additional 105,000 shares of common stock at an exercise price of $34.66 per share pursuant to a Securities Purchase Agreement dated as of August 17, 2003 between us, as the seller, and Mainfield Enterprises, Inc. and Smithfield Fiduciary LLC, as purchasers; and

(ii)

300,000 shares of our common stock at a price of $35.28 per share and warrants to purchase up to an additional 45,000 shares of our common stock at an exercise price of $41.45 per share pursuant to a Securities Purchase Agreement dated as of August 22, 2003, between us, as the seller, and Smithfield Fiduciary LLC and Cranshire Capital, L.P., as purchasers.

In connection with such private placements, we agreed to file with the Securities and Exchange Commission a registration statement on Form S-3 to register the shares issued to the investors and the shares issuable upon exercise of the warrants issued to the investors.

        The table below sets forth, with respect to each selling securityholder, based upon information available to us as of November 19, 2003, the number of shares of common stock beneficially owned before and after the sale of the shares offered by this prospectus; the number of shares to be sold; and the percent of the outstanding shares of common stock owned before and after the sale of the common stock offered by this prospectus. Beneficial ownership includes those shares a selling securityholder has the power to vote or the power to transfer, and stock options and other rights to acquire common stock that are exercisable currently or become exercisable within 60 days. Except as otherwise indicated, the selling securityholders named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 6,822,203 shares outst anding on December 1, 2003. The information set forth in the table below does not give effect to our three-for-two stock split in the form of a stock dividend, pursuant to which we will issue one new share of common stock for every two shares of common stock on December 19, 2003 to stockholders of record as of November 20, 2003.

	Shares of Common Stock Beneficially Owned Before Offering		Shares of Common Stock Offered in the Offering	Shares of Common Stock Beneficially Owned After Offering
Name and Address of Selling Securityholder	Number	Percent	Number	Number	Percent
Mainfield Enterprises, Inc. c/o Sage Capital Growth, Inc. 660 Madison Avenue New York, New York 10022	611,898 (1)	8.97%	690,000	11,898	*

Smithfield Fiduciary LLC c/o Highbridge Capital Management, LLC Nine West 57 th Street, 27 th Floor New York, New York 10019	201,250 (2)	2.95%	201,250	0	0%

Cranshire Capital, L.P. c/o Mitchell P. Kopin 666 Dundee Road, Suite 1901 Northbrook, IL 60062	258,750 (3)	3.79%	258,750	0	0%

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* Less than 1%.

(1)

Represents 611,898 shares of our common stock owned directly by Mainfield Enterprises, Inc. Excludes 90,000 shares of our common stock that the selling securityholder has the right to acquire upon exercise of a warrant to purchase a like number of shares, which is not currently exercisable. The warrant provides that the holder may not exercise it unless, following such exercise, the total number of shares of common stock then beneficially owned by the holder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with such holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, does not exceed 4.999% of the total number of issued and outstanding shares of our common stock (including shares of our common stock issuable upon such exercise). By written notice to us, any holder may waive such limitation on exercise or increase or decrease the 4.999% to any other percentage specified in such noti ce, but (i) any such waiver or increase will not be effective until the 61st day after such notice is delivered to us and (ii) any such waiver or increase or decrease will apply only to such holder and not to any other holder of warrants. Pursuant to an investment management agreement, Avi Vigder has voting discretion and investment control over the shares held by Mainfield Enterprises, Inc. Avi Vigder disclaims beneficial ownership of such shares.

(2)

Represents 175,000 shares of our common stock owned directly by Smithfield Fiduciary LLC and 26,250 shares of our common stock that the selling securityholder has the right to acquire upon exercise of a warrant to purchase a like number of shares. Highbridge Capital Management, LLC, is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(3)

Represents 225,000 shares of our common stock owned directly by Cranshire Capital, L.P. and 33,750 shares of our common stock that the selling securityholder has the right to acquire upon exercise of a warrant to purchase a like number of shares. Mitchell P. Kopin, the president of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P., has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

Plan of Distribution

        The selling securityholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholders may use any one or more of the following methods when selling shares:

  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  an exchange distribution in accordance with the rules of the applicable exchange;

  privately negotiated transactions;

  short sales;

  broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

  a combination of any such methods of sale; and

  any other method permitted pursuant to applicable law.

        The selling securityholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        The selling securityholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

        Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling securityholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling securityholder. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the sha res if liabilities are imposed on that person under the Securities Act.

        The selling securityholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

        The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

        The selling securityholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling securityholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        The selling securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling securityholder. If we are notified by any selling securityholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling securityholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling securityholders.

Legal Matters

        The validity of the shares of common stock offered by this prospectus has been passed upon for Stratasys, Inc. by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158.

Experts

        The consolidated financial statements of Stratasys, Inc. as of December 31, 2002 and 2001, and for each two years in the period ended December 31, 2002, incorporated in this prospectus by reference, have been incorporated herein in reliance on the report of Rothstein, Kass & Company, P.C., independent accountants, given on the authority of that firm as experts in accounting and auditing.

Incorporation of Certain Information by Reference

        The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is completed:

  Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

  Proxy Statement dated April 7, 2003;

  Current Report on Form 8-K dated April 23, 2003;

  Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

  Current Report on Form 8-K dated August 1, 2003;

  Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

  Current Report on Form 8-K dated August 18, 2003;

  Current Report on Form 8-K dated August 25, 2003;

  Current Report on Form 8-K dated September 9, 2003;

  Current Report on Form 8-K dated October 29, 2003;

  Quarterly Report on Form 10-Q for the quarter ended September 30, 2003; and

  The description of the common stock contained in the Registrant’s Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such information.

You may request a copy of these filings, at no cost, by writing or calling us at:

Stratasys, Inc.
14950 Martin Drive
Eden Prairie, Minnesota 55344
Attention: Chief Financial Officer
Telephone: (952) 937-3000

        This prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone to provide you with different information. The common stock will not be offered in any state where an offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

Available Information

        We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at the Judiciary Plaza building, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

        Our website address is www.stratasys.com. The information on our website does not constitute part of this prospectus. We make available, free of charge, through our website copies of our annual report on Form 10-K and quarterly reports on Form 10-Q and amendments to those reports, if any, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.

        We have filed a registration statement on Form S-3 regarding this offering with the SEC under the Securities Act of 1933. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement, certain items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits to read that information.